Item 7
 BlackRock Life Limited
 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock Asset Management Canada Limited
 BlackRock (Luxembourg) S.A.
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.